UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 11, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF
THE COMPANY ON 10 AUGUST 2009

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 10 August 2009.

Pursuant to the Rules for the Board of Directors（董事會議事規則）of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the 4th regular meeting of 2009 (the “Meeting”) of the board of directors of the Company (the “Board”) was held on 10 August 2009 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as directors of the Company, and Mr. Wu Baiwang, Mr. Zhou Ruijin, Mr. Xie Rong, Mr. Sandy Ke-Yaw Liu, as independent non-executive directors of the Company, attended the Meeting. Mr. Hu Honggao, as an independent non-executive director of the Company, authorized Mr. Xie Rong, as an independent non-executive director of the Company, to vote in favor of the resolutions for him.

The directors of the Company (the “Directors”) present at the Meeting confirmed they had received the notice of the Meeting. All the supervisors of the supervisory committee of the Company, the deputy general managers of the Company, the chief financial officer and heads of the relevant departments of the Company were also present at the Meeting. The quorum present at the Meeting (including proxies) complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman. After thorough discussion, the Directors present at the Meeting considered and approved unanimously the following resolutions:

1.	The 2009 Interim Financial Report of the Company was considered and passed.

2.	The 2009 Interim Results were considered and passed, and were decided to be announced in Hong Kong and Shanghai simultaneously together with the 2009 Interim Financial Report passed in Resolution 1.

3.	That change of Audit Committee of the Board to Audit and Risk Management Committee and the corresponding amendments to its articles was approved.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
10 August 2009